Exhibit 99.1

SYSWIN INC.

ANNOUNCES THIRD QUARTER AND FIRST NINE MONTHS 2012 UNAUDITED FINANCIAL RESULTS

Aggregate transaction value increased by 29.1% from 3Q2011

BEIJING, December 5, 2012 — SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or the “Company”), a leading primary real estate service provider in China, today announced its unaudited financial results for the third quarter and the first nine months of 2012 ended September 30, 2012.

THIRD QUARTER 2012 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate gross floor area (“GFA”) of properties sold increased 20.9% from 3Q2011 to 1,733,000 square meters and aggregate transaction value of properties sold increased 29.1% from 3Q2011 to RMB21.2 billion

•                  Net revenue increased 9.0% from 3Q2011 to RMB167.5 million

•                  Gross profit increased 19.5% from 3Q2011 to RMB80.6 million

•                  Income from operations increased 372.7% from 3Q2011 to RMB23.5 million

•                  Non-GAAP income from operations increased 436.9% from 3Q2011 to RMB30.3 million

•                  Net income was RMB14.3 million, compared to net loss of RMB46 thousand in 3Q2011

•                  Non-GAAP net income increased 4,023.4% from 3Q2011 to RMB19.4 million

•                  Basic and diluted earnings per ADS (“EPADS”, with 1 ADS representing 4 ordinary shares) was US$0.05, compared to nil in 3Q2011

•                  Non-GAAP EPADS was US$0.06, compared to nil in 3Q2011

FIRST NINE MONTHS 2012 FINANCIAL & OPERATION SUMMARY:

•                  Aggregate GFA of properties sold increased 23.0% year over year to 4,485,000 square meters and aggregate transaction value of properties sold increased 20.4% year over year to RMB49.8 billion

•                  Net revenue decreased 19.3% year over year to RMB377.5 million

•                  Gross profit decreased 32.4% year over year to RMB166.7 million

•                  Loss from operations was RMB0.2 million, compared to income from operations of RMB76.6 million in the first nine months of 2011

•                  Non-GAAP income from operations decreased 89.8% year over year to RMB8.0 million

•                  Net loss was RMB2.5 million, compared to net income of RMB45.7 million in the first nine months of 2011

•                  Non-GAAP net income decreased 92.2% year over year to RMB3.6 million

•                  Basic and diluted loss per ADS was US$0.01, compared to EPADS of US$0.15 in the first nine months of 2011

•                  Non-GAAP basic and diluted EPADS was US$0.01, compared to US$0.15 in the first nine months of 2011

BUSINESS HIGHLIGHTS:

	Three months ended September 30				Nine months ended September 30
	2012	2011	Change		2012	2011	Change
Number of cities entered	29	26	3		29	26	3
Aggregate GFA of properties sold (in thousands of square meters)	1,733	1,433	20.9%		4,485	3,645	23.0%
Average selling price per square meters (in RMB)	12,223	11,448	6.8%		11,114	11,356	-2.1%
Aggregate transaction value (in million of RMB)	21,182	16,405	29.1%		49,845	41,391	20.4%
Overall commission rates (%)	0.8	0.8	—		0.7	1.1	-0.4	pp
Effective base commission rates (%)	0.7	0.8	-0.1	pp	0.7	0.8	-0.1	pp
Number of projects under sales	171	135	36		219	161	58

Note: Pp represents percentage points.

Commenting on SYSWIN’s results for its third quarter, CEO and Director Mr. Liangsheng Chen said, “I’m glad to report that we finished the third quarter with revenue exceeding our guidance, driven by our stable business growth in Beijing, Hangzhou, Nanjing and Dalian. In comparing with the same period last year, SYSWIN’s third quarter results demonstrate that we’re making progress in an uncertain industry environment. Our total net revenue increased 9.0% while income from operations increased 372.7% year-over-year with 171 projects under sales compared with 135 projects during the same period last year, our focus on optimizing project profitability and prudent cost management continues to be a determining factor to our profitability improvement amid current market conditions.”

Mr. Chen continued, “We observed a slight improvement in the overall real estate services sector in the first half of the third quarter, but visibility remains limited, as there were no significant policy changes made from the 18th National Congress of the Communist Party of China. We expect price levels remained generally flat, with some cities showing modest sequential growth for the remaining 2012. However, we remain confident that our strong brand and strong relationship with key property developers will set us apart and our disciplined operational approach will continue contributing to the sustainability of our business.”

THIRD QUARTER & FIRST NINE MONTHS 2012 FINANCIAL REVIEW:

Net Revenue

Net revenue in 3Q2012 increased 9.0% from 3Q2011 to RMB167.5 million. Net revenue in the first nine months of 2012 decreased 19.3% year over year to RMB377.5 million.

Real Estate Sales Agency Services

Net revenue from real estate sales agency services for 3Q2012 increased 15.8% from 3Q2011 to RMB159.3 million, due to an increase in aggregate transaction value. Net revenue from real estate agency services for the first nine months of 2012 decreased 17.5% from the same period in 2011 to RMB361.7 million, primarily due to a decrease in bonus commissions.

•                  The aggregate GFA of properties sold in 3Q2012 increased 20.9% from 3Q2011 to 1,733,000 square meters. The increase was primarily due to a rise in GFA of properties sold in the Beijing region, Dalian, and Shanxi. The aggregate GFA of properties sold in the first nine months of 2012 increased 23.0% from the same period in 2011 to 4,485 square meters. The increase primarily reflected a rise in GFA of properties sold in the Beijing region, Shanxi, and Chengdu.

•                  Aggregate transaction value in 3Q2012 was RMB21.2 billion, an increase of 29.1% from 3Q2011. The increase in aggregate transaction value was primarily driven by improved sales in the Beijing region, Dalian, Hangzhou and Nanjing. Aggregate transaction value in the first nine months of 2012 was RMB49.8 billion, an increase of 20.4% from the same period in 2011. The increase in aggregate transaction value was primarily driven by the improved sales in the Beijing region, Nanjing, and Shanxi.

•                  Average selling price per square meter of the projects to which we provided sales agency services was RMB12,223 in 3Q2012, compared to RMB11,448 in 3Q2011. The increase was primarily driven by the rise in transaction value from the Beijing region, where property prices are generally higher than other regions. Average selling price per square meter of the projects to which we provided sales agency services was RMB11,114 in the first nine months of 2012, compared to RMB11,356 in the first nine months of 2011. The slight decrease was primarily due to the increased sales of social housing projects during 1Q2012, which generally had lower selling prices.

•                  Overall commission rate in 3Q2012 was 0.8%, the same as in 3Q2011. Overall commission rates in the first nine months of 2012 were 0.7%, compared to 1.1% in the first nine months of 2011 due to the decrease in bonus commissions.

•                  As a percentage of net revenue, bonus commissions recognized in 3Q2012 and the first nine months of 2012 were negligible, compared to 7.8% in 3Q2011 and 22.3% in the first nine months of 2011. The significant decrease in bonus commissions was a result of the unfavorable market environment, where developers were reluctant to pay bonus commissions to real estate sales agencies.

•                  Effective base commission rate was 0.7% in 3Q2012, compared to 0.8% in 3Q2011. Effective base commission rate was 0.7% in the first nine months of 2012, compared to 0.8% in the first nine months of 2011.

Real estate consultancy services

Net revenue from real estate consultancy services in 3Q2012 decreased 49.1% from 3Q2011 to RMB8.2 million, accounting for 4.9% of our total net revenue in 3Q2012. Net revenue from real estate consultancy services in the first nine months of 2012 decreased 46.0% year over year to RMB15.9 million, accounting for 4.2% of total net revenue in the first nine months of 2012. These decreases were mainly due to the Chinese government’s measures to cool down the overheating real estate market.

Gross Profit and Gross Margin

Gross profit in 3Q2012 increased 19.5% from 3Q2011 to RMB80.6 million. Gross profit in the first nine months of 2012 decreased 32.4% year over year to RMB166.7 million.

Cost of revenues in 3Q2012 increased 0.8% from 3Q2011 to RMB86.9 million, primarily due to our increased sales. Cost of revenues decreased 4.7% in the first nine months of 2012 from the same period in 2011 to RMB210.8 million, primarily due to the Company’s ongoing cost control measures.

Gross margin was 48.1% in 3Q2012, compared to 43.9% in 3Q2011. The improvement was attributable to the Company’s prudent cost management and the increase in transaction value. Gross margin was 44.2% in the first nine months of 2012 compared to 52.7% in the first nine months of 2011 due to the decrease in net revenue.

Operating Expenses

Operating expenses including selling, marketing and administrative expenses in 3Q2012 decreased 10.6% from 3Q2011 to RMB57.4 million. The decrease was primarily attributable to a decrease in staff cost as a result of the Company’s cost control efforts. Operating expenses decreased 3.5% in the first nine months of 2012 year over year to RMB168.1 million, due to the decrease of market promotion expenses and business travelling expenses.

Income/Loss from Operations and Operating Margin

Income from operations in 3Q2012 increased 372.7% from 3Q2011 to RMB23.5 million. Loss from operations in the first nine months of 2012 was RMB0.2 million, compared to income from operations of RMB76.6 million in the first nine months of 2011.

Non-GAAP income from operations in 3Q2012 increased 436.9% from 3Q2011 to RMB30.3 million. Non-GAAP income from operations in the first nine months of 2012 decreased 89.8% from the same period in 2011 to RMB8.0 million.

Operating margin in 3Q2012 increased to 14.0% from 3.2% in 3Q2011. Operating margin in the first nine months of 2012 was -0.1%, compared to 16.4% in the first nine months of 2011.

Net Income/Loss and Earnings/Loss per ADS

Net income in 3Q2012 was RMB14.3 million, compared to net loss of RMB46 thousand in 3Q2011. Net loss in the first nine months of 2012 was RMB2.5 million, compared to net income of RMB45.7 million in the first nine months of 2011.

Non-GAAP net income in 3Q2012 increased 4,023.4% from 3Q2011 to RMB19.4 million. Non-GAAP net income in the first nine months of 2012 decreased 92.2% year over year to RMB3.6 million.

Basic and diluted EPADS was US$0.05 in 3Q2012, compared to nil in 3Q2011. Basic and diluted loss per ADS was US$0.01 in the first nine months of 2012, compared to basic and diluted EPADS of US$0.15 in the first nine months of 2011.

Non-GAAP basic and diluted EPADS was US$0.06 in 3Q2012, compared to nil in 3Q2011. Non-GAAP basic and diluted EPADS was US$0.01 in the first nine months of 2012, compared to US$0.15 in the first nine months of 2011.

Cash and Cash Flow

As of September 30, 2012, the total balance of cash and cash equivalents was RMB448.6 million.

Net cash provided by operating activities in 3Q2012 was RMB46.3 million, compared to RMB31.2 million in 3Q2011.

Net cash used in investing activities in 3Q2012 was RMB29.4 million, compared to RMB13.9 million in 3Q2011.

There were no cash flows from financing activities in 3Q2012, compared to cash used in financing activities of RMB2.7 million in 3Q2011.

Net cash provided by operating activities in the first nine months of 2012 was RMB22.3 million, compared to net cash used in operating activities of RMB136.6 million in the first nine months of 2011.

Net cash used in investing activities in the first nine months of 2012 was RMB40.5 million, compared to RMB30.8 million in the first nine months of 2011.

Net cash used in financing activities in the first nine months of 2012 was RMB12.2 million, compared to RMB4.0 million in the first nine months of 2011.

FOURTH QUARTER 2012 GUIDANCE

SYSWIN expects net revenue in the fourth quarter of 2012 to be in the range of RMB123 million to RMB137 million, representing a decrease of 3.0% to an increase of 8.1% year over year. This forecast reflects the Company’s current and preliminary view, which is subject to change.

SENIOR MANAGEMENT’S SHARE PURCHASE PROGRAM UPDATE

On March 19, 2012, the Board of Directors approved the adoption by Mr. Liangsheng Chen of a share purchase program pursuant to which Mr. Chen may purchase up to US$2 million of the Company’s ADS over the course of 12 months on the open market, in negotiated transactions off the market, in block trades or other legally permissible ways. As of September 30, 2012, Mr. Chen had purchased 753,657 ADS, for US$1,011,013.

‘GOING PRIVATE’ PROPOSAL UPDATE

On September 7, 2012, SYSWIN announced that its Board of Directors had received a preliminary non-binding proposal letter from Mr. Liangsheng Chen, Chief Executive Officer, President and a director of the

SYSWIN, to acquire all of the outstanding shares of the Company not currently owned by him and his affiliates in a going private transaction for US$0.50 per ordinary share and US$2.00 per ADS in cash.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) to consider Mr. Chen’s proposal. No decisions have been made by the Special Committee with respect to the Company’s response to Mr. Chen’s proposal. No assurance can be given that any definitive offer will be made, that any agreement will be executed or that this or any transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Ray Han, CFO of SYSWIN will be hosting a conference call on December 6, 2012 at 8:00 am ET. To participate on the conference call, please dial the following numbers:

U.S. (Toll free)	+1-855-500-8701
Hong Kong (Toll free)	800-903-737
China, Domestic (Toll)	400-120-0654
Other international locations (Toll)	+65-6723-9385

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until December 13, 2012 by dialing the following numbers:

Toll free:
U.S.	+1-855-452-5696
Hong Kong	800-963-117
China	400-120-0932 / 800-870-0205
Other international locations	+61-2-8199-0299
Passcode	68450173

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

CONTACT:

Wen Fan

Investor Relations

Email: ir@syswin.com

Tel: +86-10-8472-8783

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 29 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN’s future financial results are discussed more fully in SYSWIN’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income attributable to SYSWIN Inc.’s ordinary shareholders, (2) Non-GAAP net income, (3) Non-GAAP income from operations, and (4) Non-GAAP net income per share, basic and diluted, each of which excludes amortization and impairment charge of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and non-GAAP results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization and impairment charges of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

Net revenue	153,632	167,455	467,855	377,548

Cost of revenues	(86,198)	(86,852)	(221,261)	(210,839)

Gross profit	67,434	80,603	246,594	166,709

Selling, marketing and administrative expenses	(64,160)	(57,389)	(174,174)	(168,123)
Other operating income, net	1,689	245	4,164	1,177

Income/(loss) from operations	4,963	23,459	76,584	(237)
Interest income	961	2,655	2,995	8,166
Foreign currency exchange (loss)/gain	(3,856)	426	(12,796)	784
Other (expenses)/income, net	(1,114)	(5,332)	3,217	(4,723)

Income before income tax	954	21,208	70,000	3,990
Income tax	(1,000)	(6,950)	(24,278)	(6,539)
Net (loss)/income	(46)	14,258	45,722	(2,549)

Add: Net loss/(income) attributable to non-controlling interest	86	—	(118)	225
Net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders	40	14,258	45,604	(2,324)

Net income/(loss) per share, basic and diluted	—	0.07	0.24	(0.01)
Shares used in calculating income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000	193,275,000	193,275,000

SYSWIN INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	September 30,
	2011 RMB	2012 RMB
ASSETS
Current assets:
Cash and cash equivalents	479,001	448,628
Restricted cash	3,000	3,000
Accounts receivable, net	366,050	384,206
Prepaid expenses - related party	7,968	6,651
Other receivables	15,884	17,833
Deferred tax assets	31,793	39,223
Total current assets	903,696	899,541

Non-current assets:
Property and equipment, net	40,067	62,361
Intangible assets, net	24,426	13,356
Prepaid expenses - related party	5,312	—
Deferred tax assets	18,889	25,764
Other non-current assets	28,250	26,000
Total assets	1,020,640	1,027,022

Current liabilities:
Accrued expenses and other current liabilities	171,043	200,027
Income tax payable	24,362	20,011
Dividend payable	12,153	—
Total current liabilities	207,558	220,038

Non-current liabilities:
Deferred revenue	1,521	837
Deferred tax liabilities	2,065	—
Total liabilities	211,144	220,875

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	635,029	635,454
Statutory reserve	43,659	43,659
Retained earnings	129,357	127,033
Total SYSWIN Inc.’s shareholders’ equity	808,046	806,147

Non-controlling interest	1,450	—

Total shareholders’ equity	809,496	806,147

Total liabilities and shareholders’ equity	1,020,640	1,027,022

SYSWIN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

Cash flows from operating activities
Net (loss)/income	(46)	14,258	45,722	(2,549)
Adjustment to reconcile net (loss)/income to net cash provided by (used in) operating activities
Depreciation and amortization	5,742	5,296	14,029	16,336
Allowance for doubtful accounts	(631)	(161)	(631)	11,737
Impairment charge of intangible assets	—	6,195	—	6,195
Changes in operating assets and liabilities
Accounts receivable	22,352	(20,439)	(73,576)	(29,893)
Other receivables	1,345	(1,249)	(55,649)	(1,949)
Increase of restricted cash, net	(690)	—	(690)	—
Prepaid expenses - related party	593	1,813	(14,372)	6,629
Deferred tax assets	(5,351)	(9,689)	(10,960)	(14,305)
Deferred tax liabilities	(172)	(1,721)	(430)	(2,065)
Other non-current assets	(3,000)	2,200	(5,200)	2,250
Accrued expenses and other current liabilities	7,265	40,961	(18,744)	34,959
Income tax payable	3,974	9,065	(15,377)	(4,351)
Deferred revenue	(228)	(228)	(684)	(684)
Net cash provided by (used in) operating activities	31,153	46,301	(136,562)	22,310

Cash flows from investing activities
Purchase of property and equipment	(4,850)	(32,395)	(13,457)	(33,755)
(Increase)/release of restricted cash, net	(9,000)	3,000	(6,000)	—
Acquisition of subsidiaries, net of cash acquired	—	—	(8,831)	(6,375)
Acquisition of non-controlling interest	—	—	(2,560)	(400)
Net cash used in investing activities	(13,850)	(29,395)	(30,848)	(40,530)

Cash flows from financing activities
Issuance cost paid	—	—	(993)	—
Dividends paid to shareholders	(2,705)	—	(3,044)	(12,153)
Net cash used in financing activities	(2,705)	—	(4,037)	(12,153)

Net increase/(decrease) in cash and cash equivalents	14,598	16,906	(171,447)	(30,373)
Cash and cash equivalents at the beginning of the period	395,720	431,722	581,765	479,001
Cash and cash equivalents at the end of the period	410,318	448,628	410,318	448,628

SYSWIN INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(in thousands, except shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011 RMB	2012 RMB	2011 RMB	2012 RMB

GAAP income/(loss) from operations	4,963	23,459	76,584	(237)
Amortization of intangible assets resulting from business acquisitions	689	689	1,721	2,065
Impairment charge of intangible assets resulting from business acquisition	—	6,195	—	6,195
Non-GAAP income from operations	5,652	30,343	78,305	8,023

GAAP net (loss)/income	(46)	14,258	45,722	(2,549)
Amortization of intangible assets resulting from business acquisitions (net of tax)	517	517	1,291	1,549
Impairment charge of intangible assets resulting from business acquisition (net of tax)	—	4,646	—	4,646
Non-GAAP net income	471	19,421	47,013	3,646

GAAP net income/(loss) attributable to SYSWIN Inc.’s ordinary shareholders	40	14,258	45,604	(2,324)
Amortization of intangible assets resulting from business acquisition (net of tax and non-controlling interest)	475	517	1,187	1,522
Impairment charge of intangible assets resulting from business acquisition (net of tax)	—	4,646	—	4,646
Non-GAAP net income attributable to SYSWIN Inc.’s ordinary shareholders	515	19,421	46,791	3,844

GAAP net income/(loss) per share, basic and diluted	—	0.07	0.24	(0.01)
Non-GAAP net income per share, basic and diluted	—	0.10	0.24	0.02
Shares used in calculating GAAP/Non-GAAP income/(loss) per share, basic and diluted (weighted average number of ordinary shares outstanding)	193,275,000	193,275,000	193,275,000	193,275,000